UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 001-36404

CUSIP Number: 45790J 107

(Check One)

☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2017

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: INPIXON

Address of Principal Executive Office: 2479 East Bayshore Road, Suite 195, Palo Alto, California 94303

Telephone: (408) 702-2167

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Inpixon (the “Registrant”) has determined that it is not able to file its quarterly report on Form 10-Q for the six months ended June 30, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable efforts or expense, due to delays in the completion of its consolidated financial statements and related portions of the Form 10-Q. The Registrant requires additional time to allow its audtiros to complete the review of its consolidated financial statements for the required periods ended June 30, 2017. The Registrant presently expects to file the Form 10-Q within the extension period of 5 calendar days as provided under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)            Name and telephone number of person to contact in regard to this notification.

Nadir Ali	(408) 702-2162
Name	(Area Code) (Telephone Number)

(2)            Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its revenues for the three months and six months ended June 30, 2017 will be respectively 13% and 4% higher than the comparable periods in the prior year primarily due to the Integrio acquisition. Gross profit margin for the three months and six months ended June 30, 2017 will be approximately 4% lower given the lower gross margins from the Integrio revenues. Based on these margin declines, increased amortization of intangibles expense and increased operations expense from the Integrio acquisition, the net loss attributable to common stockholders for the three months and six months ended June 30, 2017 are expected to increase by approximately 50% from the respective amounts for the comparable periods in the prior year.

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof. These forward-looking statements are based on current information and expectations and include, but are not necessarily limited to, statements about the Registrant’s ability to file the Form 10-Q within the period prescribed under Rule 12b-25 and expectations regarding the consolidated financial statements to be included therein (including revenue performance).

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements and such issues may result in possible further delays in finalizing the Form 10-Q, including delays that extend beyond the 5-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the U.S. Securities and Exchange Commission. Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant. If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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INPIXON

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2017	By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer

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